Exhibit 12.1

Statement Regarding the Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges:
Including interest on deposits	3.12	2.69	2.73	2.49	2.14	2.16	1.80
Excluding interest on deposits	9.66	7.09	7.27	6.10	6.37	6.77	6.54

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Including interest on deposits	3.01	2.56	2.60	2.28	1.98	2.05	1.74
Excluding interest on deposits	8.71	6.23	6.43	4.99	5.11	5.83	5.81